LI BANG INTERNATIONAL CORPORATION INC.

No. 190 Xizhang Road, Gushan Town

Jiangyin City, Jiangsu Province

People’s Republic of China

March 16, 2022

Via Edgar Correspondence

Melissa Kindelan

Division of Corporation Finance

Office of Technology

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Li Bang International Corporation Inc. (the “Company”)

Dear Ms. Kindelan:

This letter is in response to the letter dated February 23, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Li Bang International Corporation Inc. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Amendment No. 1 to Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-1 Submitted January 27, 2022

Cover Page

1)	Please revise your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the cover page in the Amendment No. 1 to Registration Statement to address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact our ability to conduct the business, accept foreign investments, or list on a U.S. or other foreign exchange. Also, we respectfully advise the Staff that our prospectus summary has addressed the related risks under “Summary of Risk Factors – Risks Related to Doing Business in China” on page [9].

Prospectus Summary, page 1

2)	Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have disclosed on page 11 in the Amendment No. 1 to Registration Statement each permission or approval that we or our subsidiaries are required to obtain from Chinese authorities to operate our business and state that we or our subsidiaries are covered by permissions requirements from the CSRC, CAC, or any other entity that is required to approve of our operations. Also, we advise the Staff that we have stated affirmatively that we have received all requisite permissions or approvals to operate our business as of the date of this prospectus. Finally, we have described the consequences to us and our investors if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

Risk Factors

Our business is dependent on certain major customers..., page 19

3)	We note that two customers accounted for 12% and 10% of the Company’s total revenues for the year ended June 30, 2021. Please revise to discuss the material terms of any agreement with those customers, including the term and any termination provisions.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised on page 20 in the Amendment No. 1 to Registration Statement to discuss the material terms of the agreements with those two customers.

4)	We note your disclosure that your customers "can only establish partnerships with us through governmental and open procurement platforms." Please revise to provide additional discussion regarding this limitation and the impact this has on your operations and provide more detailed disclosure regarding those platforms.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 68 in the Amendment No. 1 to Registration Statement to provide additional discussion regarding the limitation, the impact, and more detailed disclosure regarding the governmental and open procurement platforms. Also, we have added a risk factor on page [20] to disclose the risk that we “can only establish partnerships with us through governmental and open procurement platforms” under “Our Operating Subsidiaries establish business relationship with our customers through governmental and open procurement platforms. If we are prevented from using any of the platforms, our numbers of customers may be decreased, and our business and results of operations may be materially and adversely affected.”

Failure to maintain optimal inventory levels may increase the cost of holding inventory or cause us to lose sales, page 21

5)	We note your disclosure regarding “inventory turnover days”. Please revise to explain what this measure represents and how it is calculated. Further, describe the specific factors contributing to the period over period change and to the extent relevant, incorporate this into the Results of Operations disclosures.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised on page 22 in the Amendment No. 1 to Registration to disclose and explain what inventory turnover days represent and how it is calculated. We also have described the specific factors contributing to the period over period change and to the extent relevant. Further, we have incorporated it into the Results of Operations disclosure on page 56 in the Amendment No. 1 to Registration.

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Management Estimates, page 58

6)	Your critical accounting policy and estimates discussion is a recitation of your significant accounting policies from the footnotes. Please revise to address only those estimates that are critical accounting estimates and provide the disclosures required by Item 5E of Form 20-F. In this regard, we note that this disclosure should supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised starting from page 59 in the Amendment No. 1 to Registration to address only those estimates that are critical accounting estimates and provide the disclosures required by Item 5E of Form 20-F.

Business

Industry Position, page 66

7)	Please revise to clarify whether you believe that you "are top five in annual sales in the industry" for all of China, or for the Yangtze River Delta region, and provide greater detail regarding what that region encompasses.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 63 in the Amendment No. 1 to Registration Statement to remove the statement that we “are top five in annual sales in the industry”.

Our Customers, page 71

8)	Please disclose the number of customers for each period presented.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised page 68 in the Amendment No. 1 to Registration Statement to disclose the number of customers for the fiscal years ended June 30, 2021 and 2020.

Related Party Transactions

Other Transactions with Related Parties, page 96

9)	Please file the loan agreement with Tong Qinju as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Tong Qinju is one of the original founders and shareholder of our operating subsidiary Wuxi Li Bang Kitchen Appliance Co., Ltd., as well as mother of our CEO Huang Feng. Mrs. Tong has periodically provided working capital for the operations of our subsidiary on short-term basis as loans. These loans are often paid off quickly by the operating subsidiary with only recording in its accounting book.

Taxation, page 114

10)	Please revise to state that the disclosure in this section represents the opinion of Jiangsu Junjin Law Firm with respect to tax matters. For guidance, refer to Section III.B.2 of Staff Legal Bulletin No. 19.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised on page 111 in the Amendment No. 1 to Registration Statement to state that the disclosure in this section represents the opinion of Jiangsu Junjin Law Firm with respect to tax matters. Also, we have submitted Exhibit 99.1 Opinion of Jiangsu Junjin Law Firm, regarding certain PRC law matters which include PRC tax matters.

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

(n) Revenue recognition, page F-11

11)	We note you refer to design and installation services as well as after-sales services throughout the filing. Please revise your disclosures here to include your policy for recognizing revenue related to these services. To the extent to you do not earn revenue from such services, revise your disclosures elsewhere to make that clear. In this regard, we note you disclose on page 48 that you “sell products and services” and on page 70 that “customers pay for the[ese] services”.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure about after-sales service on pages 2, 6, 49, 63 and 67 in the Amendment No. 1 to Registration Statement. According to the contracts, the customers do not have options to purchase this service separately, and this promised warranty does not provide the customers with a service in addition to the assurance that the product complies with agreed-upon specifications. The after-sales services are accounted as assurance warranty, The after-sales services and the warranty are not considered separate performance obligations and no revenue is associated with these services under ASC 606.

General

12)	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We respectfully advise the Staff that we do not have materials relating to written communications that we, or anyone authorized to do so on our behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Li Bang International Corporation Inc.

/s/ Feng Huang
Name:	Feng Huang
Title:	Chief Executive Officer

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